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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.    20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   ( ) Form 10-K  ( ) Form 10-KSB    ( ) Form 20-F    ( ) Form 11-K
               (x) Form 10-Q  ( ) Form 10-QSB    ( ) Form N-SAR
       For Period Ended:  MARCH 31, 1995
       ( ) Transition Report on Form 10-K
       ( ) Transition Report on Form 20-F
       ( ) Transition Report on Form 11-K
       ( ) Transition Report on Form 10-Q
       ( ) Transition Report on Form N-SAR
       For the Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

       ________________________________________________________________________

PART I - REGISTRANT INFORMATION

       NORD RESOURCES CORPORATION
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       Full Name of Registrant


       ________________________________________________________________________
       Former Name if Applicable


       8150 WASHINGTON VILLAGE DRIVE
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       Address of Principal Executive Office (Street and Number)


       DAYTON, OHIO   45458
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       City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

PART III - NARRATIVE

       Registrant, Sierra Rutile Limited ("SRL"), in which Registrant own a 50% interest, and the other 50% owner of SRL, are currently in negotiations with a consortium of international development banks that have loaned approximately $46 million to SRL, regarding requests for further forebearance and/or modifications of covenants and payment terms for indebtedness which is currently in default due to violation of loan covenants resulting from civil unrest in Sierra Leone, Africa. The lenders have granted through May 15, 1995 a forebearance on accelerating payment of the indebtedness, the amount of which is material to the financial position of Registrant inasmuch as the Registrant would be required to pay such amount under the various agreement with such lenders. Registrant believes that the impact of the outcome of the current lender negotiations is so material to its financial position that the filing should

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       reflect the results of the current negotiations.



PART IV - OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

                Terence H. Lang                     513            433-6307
            -------------------------------      ----------    ----------------
                 (Name)                         (Area Code)   (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) or the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                (x) YES  ( ) NO

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                (x) YES  ( ) NO

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



       As of December 31, 1994, Registrant changed its method of accounting for its investment in a segment of its business, from proportional consolidation to the cost basis. The operations of this segment located in Sierra Leone, Africa were suspended in January 1995 due to civil unrest. Registrant's condensed statements of operations and cash flows for the first quarter ended March 31, 1995 will not include results from this segment, whereas the segment's results will be included in those statements for the comparable quarter of 1994. During the first quarter of 1995, Registrant expects to record a provision of $3,000,000 for impairment against its investment in this same segment. In addition, Registrant recognized income of $414,000 in the first quarter of 1994 as its share of earnings from its 35% ownership of an affiliate which in the same period of 1995 it recorded $209,000 as its share of losses.

       Registrant anticipates that after giving effect to the above transactions, preliminary estimates indicate that the results of operations in 1995 will not differ significantly from results reported in 1994.



                              NORD RESOURCES CORPORATION
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 15, 1995               By:     s/Terence H. Lang
     -------------------                 -----------------------
                                                     Terence H. Lang,
                                                     Sr. Vice President-Finance